

Youngwon Lee · 2nd

Savvy, Bilingual Chief Operating Officer and Food & Beverage Industry Leader

Emeryville, California, United States · Contact info

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Dokkaebier

Featured

Episode 2 is live!
...


EP.2
LOCAL DELIVERY
ADVENTURES

Dokkaebier (도깨비어) EP 2: Local Delivery Adventures
youtube.com

23 · 1 comment

Ever wonder what it takes to run a successful craft brewery? Or who is behind the scenes of it all? Eve...


도깨
비어
EP. 1
HOW
IT ALL
STARTED

Dokkaebier (도깨비어) EP 1: How it all started
youtube.com

48 · 12 comments

Experience

CEO

Dokkaebier · Full-time
Jul 2019 – Present · 1 yr 11 mos

We take our name from dokkaebi (도깨비), the mysterious, shape-shifting creatures found throughout Korean folklore. Often described as playful and mischievous spirits, dokkaebi possess the ability to change their physical appearance at will.

Our crew here at Dokkaebier are shapeshifters, too. We're simultaneously brewers, chefs, innovators, and gracious hosts—and we'd love to show you how amazing Korean drinking and dining culture can be.

Head of US Operations

The Booth Brewing Co.
Apr 2017 – Jun 2019 · 2 yrs 3 mos
Eureka, California

The Booth Brewing Co. is a microbrewery headquartered in Seoul, South Korea. The brewery was founded in 2013. In 2015, The Booth Brewing Co. acquired a brewing facility in Eureka

was founded in 2013. In 2015, The Booth Brewing Co. acquired a brewing facility in Eureka ,
California, previously owned by Lost Coast Brewery. The Booth is well known for Taedonggang Pale Ale, a collaboration with Danish microbrewery Mikkeller, and als ...see more

Chief Operating Officer
Magnum the Tasting Room
Oct 2015 – Nov 2016 · 1 yr 2 mos
서울시 강남구 청담동


Magnum the Tasting Room


Magnum the Tasting Room

COO
MAGNUM Korea
Oct 2015 – Nov 2016 · 1 yr 2 mos
대한민국 서울 강남구

Chief Operating Officer
MAGNUM The Bottle Shop
Mar 2015 – Nov 2016 · 1 yr 9 mos
서울시 강남구 신사동

Magnum was one of the first Premium Liquor stores to open in Korea offering a wide variety of alcoholic beverages, liquor tasting events and a gourmet food menu.
▶In charge of promoting all events and supervising client services operations.
▶In charge of marketing & sales of all alcoholic products

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Education

Bergen County Academies
Academy for the Advancement of Science and Technology
2004 – 2007

University of California, Berkeley

Licenses & certifications

WSET® Level 2 - Spirits
WSET — Wine & Spirit Education Trust

WSET® Level 2 - Wines and Spirits
WSET — Wine & Spirit Education Trust

WSET® Level 3 Advanced in Wines and Spirits
WSET — Wine & Spirit Education Trust

Volunteer experience

Associate Board Member
Korean American Community Foundation of San Francisco
Dec 2020 – Present • 6 mos

Skills & endorsements

Business Strategy · 5

Hannah Gossack and 4 connections have given endorsements for this skill

Supply Chain Management · 2

Lauren Christiansen and 1 connection have given endorsements for this skill

Salesforce.com Consulting · 2

Lauren Christiansen and 1 connection have given endorsements for this skill

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